# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030570

REGISTRANT'S NAME Advanced Info Service PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2002
THOMSON FINANCIAL

FILE NO. 82- 3236 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE : 3/28/02

02 MAR 21 AM 8:47

ARS
12-31-01

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 DECEMBER 2001 AND 2000

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone (662) 286 9999, 344 1000
Facsimile (662) 286 5050
P.O. Box 800 Bangkok 10500

# AUDITOR'S REPORT

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2001 and 2000, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2001 and 2000, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
1 February 2002

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Balance Sheets

As at 31 December 2001 and 2000

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | 2001 | 2000 | 2001 | 2000 |
| | Notes | Baht | Baht | Baht | Baht |
| **ASSETS** | | | | | |
| **Current Assets** | | | | | |
| Cash on hand and at banks | 5 | 6,535,537,300 | 1,497,298,297 | 4,288,608,904 | 816,501,508 |
| Short-term investments | 6 | 8,836,584,301 | 10,869,043,966 | 5,315,537,570 | 9,190,105,826 |
| Trade accounts receivable, net | 7 | 7,674,224,357 | 5,445,307,017 | 6,649,990,974 | 4,935,723,154 |
| Amounts due from and loans to related parties, net | 32 | 1,027,166 | 4,196,342 | 31,483,244 | 74,147 |
| Inventories, net | 8 | 2,238,468,727 | 1,970,365,783 | - | - |
| Sparepart inventories for mobile network maintenance | | 358,586,057 | - | 251,616,746 | - |
| Forward and swap contracts receivable, net | 9 | - | 220,712,133 | 17,939,665 | 205,435,829 |
| Advances to suppliers | | 3,168,730,197 | 988,651,337 | 3,168,730,197 | 988,651,337 |
| Other current assets | 10 | 2,254,533,367 | 956,634,999 | 1,522,002,088 | 793,353,949 |
| Total Current Assets | | 31,067,691,472 | 21,952,209,874 | 21,245,909,388 | 16,929,845,750 |
| **Non-Current Assets** | | | | | |
| Investments in subsidiaries, net | 11 | - | - | 25,957,723,564 | 4,453,254,896 |
| Property and equipment, net | 12 | 6,233,122,217 | 2,340,188,930 | 4,369,722,477 | 2,096,873,341 |
| Cost of mobile phone and pager service networks and Datanet tools and equipment under concession agreements, net | 13 | 56,334,130,518 | 33,947,149,419 | 48,710,389,413 | 32,800,912,318 |
| Goodwill, net | 14 | 13,943,787,826 | 398,885,488 | - | - |
| Other assets, net | 15 | 5,959,656,424 | 496,308,950 | 458,292,276 | 365,034,898 |
| Total Non-Current Assets | | 82,470,696,985 | 37,182,532,787 | 79,496,127,730 | 39,716,075,453 |
| **Total Assets** | | 113,538,388,457 | 59,134,742,661 | 100,742,037,118 | 56,645,921,203 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.

| | Notes | Consolidated 2001 Baht | Consolidated 2000 Baht | Company 2001 Baht | Company 2000 Baht |
|---|---|---|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| ***Current Liabilities*** | | | | | |
| Short-term loans from financial institutions | 17 | 5,456,757,726 | 2,049,960,000 | 5,446,757,726 | 2,029,960,000 |
| Trade accounts payable | 16 | 10,701,380,202 | 7,657,698,373 | 6,557,659,168 | 5,934,574,011 |
| Amounts due to and loans from related parties | 32 | 334,270,817 | 294,207,094 | 1,980,030,105 | 64,774,782 |
| Current portion of long-term borrowings | 17 | 919,763,276 | 782,784 | 1,475,092 | 782,784 |
| Current portion of long-term debentures | 17 | 6,346,124,222 | 2,301,266,964 | 6,346,124,222 | 2,301,266,964 |
| Current portion of concession fees payable | 19 | 2,990,140,404 | 1,813,905,026 | 2,535,804,009 | 1,813,905,026 |
| Forward and swap contracts payable, net | 9 | 5,166,673 | - | - | - |
| Other current liabilities | 18 | 6,123,684,062 | 3,892,834,689 | 4,663,600,105 | 3,161,767,717 |
| Total Current Liabilities | | 32,877,287,382 | 18,010,654,930 | 27,531,450,427 | 15,307,031,284 |
| **Non-Current Liabilities** | | | | | |
| Long-term borrowings | 17 | 4,515,980,551 | 250,000,000 | 7,874,752 | - |
| Long-term debentures | 17 | 29,402,139,845 | 8,834,718,720 | 29,402,139,845 | 8,834,718,720 |
| Concession fees payable | 19 | 3,073,473,116 | - | - | - |
| Deposits from customers | 20 | 2,648,008,394 | 3,914,581,087 | 3,039,885,235 | 4,538,801,435 |
| Total Non-Current Liabilities | | 39,639,601,906 | 12,999,299,807 | 32,449,899,832 | 13,373,520,155 |
| **Total Liabilities** | | 72,516,889,288 | 31,009,954,737 | 59,981,350,259 | 28,680,551,439 |
| **Shareholders' Equity** | | | | | |
| Share capital | | | | | |
| Authorised share capital | | 5,000,000,000 | 5,000,000,000 | 5,000,000,000 | 5,000,000,000 |
| Issued and fully paid-up share capital | 21 | 2,935,000,000 | 2,700,000,000 | 2,935,000,000 | 2,700,000,000 |
| Premium on share capital | 21 | 20,004,000,000 | 10,215,000,000 | 20,004,000,000 | 10,215,000,000 |
| Retained earnings | | | | | |
| Appropriated - Legal reserve | 22 | 500,000,000 | 500,000,000 | 500,000,000 | 500,000,000 |
| Unappropriated | | 17,321,686,859 | 14,550,369,764 | 17,321,686,859 | 14,550,369,764 |
| Minority interests | 23 | 260,812,310 | 159,418,160 | - | - |
| **Total Shareholders' Equity** | | 41,021,499,169 | 28,124,787,924 | 40,760,686,859 | 27,965,369,764 |
| **Total Liabilities and Shareholders' Equity** | | 113,538,388,457 | 59,134,742,661 | 100,742,037,118 | 56,645,921,203 |

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.

Advanced Info Service Public Company Limited

Statements of Income

For the years ended 31 December 2001 and 2000

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | 2001 | 2000 | 2001 | 2000 |
| | Notes | Baht | Baht | Baht | Baht |
| **Revenues** | | | | | |
| Revenues from services and equipment rentals | | 41,331,862,909 | 26,196,886,675 | 39,169,603,782 | 24,637,870,884 |
| Sales | | 17,925,373,848 | 10,761,757,882 | - | - |
| Net gain on exchange | | - | 760,640,485 | 2,799,530 | 699,581,159 |
| Compensation income | 24 | - | 1,031,569,923 | - | 1,031,569,923 |
| Other operating income | 25 | 1,480,787,989 | 978,788,559 | 1,191,726,950 | 726,860,682 |
| **Total revenues** | | 60,738,024,746 | 39,729,643,524 | 40,364,130,262 | 27,095,882,648 |
| **Expenses** | | | | | |
| Cost of services and equipment rentals | | 21,636,239,940 | 14,940,630,368 | 19,773,750,382 | 14,184,320,193 |
| Cost of sales | | 13,606,504,094 | 7,471,907,851 | - | - |
| Selling and administrative expenses | | 9,588,685,932 | 5,364,287,403 | 7,111,136,469 | 2,986,592,550 |
| Impairment loss on assets | 11/13 | 4,264,621,047 | 339,232,000 | 3,970,000,000 | - |
| Interest expenses | | 1,572,896,489 | 729,440,455 | 1,329,841,956 | 733,037,369 |
| Directors' remuneration | 26 | 2,780,734 | 1,658,629 | 2,720,734 | 1,590,791 |
| **Total expenses** | | 50,671,728,236 | 28,847,156,706 | 32,187,449,541 | 17,905,540,903 |
| Operating income | 27 | 10,066,296,510 | 10,882,486,818 | 8,176,680,721 | 9,190,341,745 |
| Share of net profit in subsidiaries | | - | - | 673,506,419 | 1,277,636,995 |
| Impairment loss for investment in subsidiary | 11 | - | - | - | 300,000,000 |
| Income before tax | | 10,066,296,510 | 10,882,486,818 | 8,850,187,140 | 10,167,978,740 |
| Income tax | 28 | 6,238,438,543 | 4,283,083,622 | 4,998,870,045 | 3,569,030,109 |
| Income before minority interests | | 3,827,857,967 | 6,599,403,196 | 3,851,317,095 | 6,598,948,631 |
| Share of net profit (loss) in subsidiaries to minority interests | 23 | (23,459,128) | 454,565 | - | - |
| **Net income for the year** | | 3,851,317,095 | 6,598,948,631 | 3,851,317,095 | 6,598,948,631 |
| | | Baht | Baht | Baht | Baht |
| **Basic earnings per share** | 29 | | | | |
| Income before minority interests | | 1.39 | 2.44 | 1.39 | 2.44 |
| Share of net profit (loss) in subsidiaries to minority interests | | - | - | - | - |
| Net income for the year | | 1.39 | 2.44 | 1.39 | 2.44 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.

**Statements of Changes in Shareholders' Equity**

| | Notes | Consolidated 2001 Baht | Consolidated 2000 Baht | Company 2001 Baht | Company 2000 Baht |
|---|---|---|---|---|---|
| **Share Capital** | | | | | |
| Beginning balance | | 2,700,000,000 | 2,700,000,000 | 2,700,000,000 | 2,700,000,000 |
| Increase during the year | 21 | 235,000,000 | - | 235,000,000 | - |
| Decrease during the year | | - | - | - | - |
| Ending balance | | 2,935,000,000 | 2,700,000,000 | 2,935,000,000 | 2,700,000,000 |
| **Premium on Share Capital** | | | | | |
| Beginning balance | | 10,215,000,000 | 10,215,000,000 | 10,215,000,000 | 10,215,000,000 |
| Increase during the year | 21 | 9,789,000,000 | - | 9,789,000,000 | - |
| Decrease during the year | | - | - | - | - |
| Ending balance | | 20,004,000,000 | 10,215,000,000 | 20,004,000,000 | 10,215,000,000 |
| **Retained Earnings** | | | | | |
| Appropriated retained earnings | | | | | |
| Legal reserve | 22 | | | | |
| Beginning balance | | 500,000,000 | 500,000,000 | 500,000,000 | 500,000,000 |
| Ending balance | | 500,000,000 | 500,000,000 | 500,000,000 | 500,000,000 |
| Unappropriated retained earnings | | | | | |
| Beginning balance | | 14,550,369,764 | 7,951,421,133 | 14,550,369,764 | 7,951,421,133 |
| Net income for the year | | 3,851,317,095 | 6,598,948,631 | 3,851,317,095 | 6,598,948,631 |
| Dividend paid | 21 | (1,080,000,000) | - | (1,080,000,000) | - |
| Ending balance | | 17,321,686,859 | 14,550,369,764 | 17,321,686,859 | 14,550,369,764 |
| **Minority Interests** | 23 | | | | |
| Beginning balance | | 159,412,310 | 158,968,160 | - | - |
| Increase during the year | | 124,859,128 | 450,000 | - | - |
| Decrease during the year | | (23,459,128) | - | - | - |
| Ending balance | | 260,812,310 | 159,418,160 | - | - |
| **Total Shareholders' Equity** | | 41,021,499,169 | 28,124,787,924 | 40,760,686,859 | 27,965,369,764 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.

Advanced Info Service Public Company Limited

Statements of Retained Earnings

For the years ended 31 December 2001 and 2000

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | 2001 | 2000 | 2001 | 2000 |
| | Notes | Baht | Baht | Baht | Baht |
| **Unappropriated retained earnings:** | | | | | |
| Beginning balance | | 14,550,369,764 | 7,951,421,133 | 14,550,369,764 | 7,951,421,133 |
| Net income for the year | | 3,851,317,095 | 6,598,948,631 | 3,851,317,095 | 6,598,948,631 |
| Dividend paid | 21 | (1,080,000,000) | - | (1,080,000,000) | - |
| **Unappropriated retained earnings at end of the year** | | 17,321,686,859 | 14,550,369,764 | 17,321,686,859 | 14,550,369,764 |
| **Appropriated retained earnings:** | | | | | |
| Legal reserve | 22 | 500,000,000 | 500,000,000 | 500,000,000 | 500,000,000 |
| **Retained earnings at end of the year** | | 17,821,686,859 | 15,050,369,764 | 17,821,686,859 | 15,050,369,764 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2001 and 2000

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | 2001 | 2000 | 2001 | 2000 |
| | Notes | Baht | Baht | Baht | Baht |
| **Cash flows from operating activities:** | | | | | |
| Net income for the year | | 3,851,317,095 | 6,598,948,631 | 3,851,317,095 | 6,598,948,631 |
| Adjusted by: | | | | | |
| Depreciation charge | 12 | 1,028,737,629 | 676,206,227 | 922,994,940 | 596,301,341 |
| Amortisation of costs of mobile phone and pager service networks and Datanet tools and equipment under concession agreements | 13 | 7,042,525,629 | 4,386,992,002 | 6,348,344,035 | 4,183,248,178 |
| Amortisation of concession right and other assets | 15 | 151,607,680 | - | - | - |
| Impairment loss | 13 | 4,264,621,047 | - | 3,970,000,000 | - |
| Amortisation of deferred charges | 15 | 62,943,167 | 90,342,076 | 33,515,945 | 48,444,545 |
| Doubtful accounts and bad debts | | 2,236,232,198 | 553,117,078 | 1,990,928,712 | 420,646,985 |
| Allowance for inventory obsolescense and diminution in value of finished goods | | 134,638,546 | 119,215,638 | - | - |
| Provision for loss of mobile phone deposit | | (12,876,441) | - | - | - |
| Amortisation of forward and swap premiums (discount) | | (256,006,661) | 15,261,428 | (256,683,959) | 63,871,320 |
| Loss (gain) on disposals of fixed assets | | (934,316) | 9,563,700 | (1,890,143) | 7,350,818 |
| Loss from damaged of fixed assets | | 2,572,813 | - | - | - |
| Loss (gain) on disposals of cost of mobile phone service networks and Datanet tools and equipment | | - | (18,680,335) | - | (18,650,659) |
| Loss (gain) on write-off deferred charges | | 294,600 | 125,539,692 | 294,600 | 125,539,692 |
| Loss (gain) on write-off property, plant, and equipment | | 1,291,507 | 158,944,953 | 1,291,507 | 168,762,728 |
| Loss (gain) on write-off cost of mobile phone and pager service networks | | - | 71,399,189 | - | 20,556,388 |
| Unrealised (gain) loss on foreign exchange rate | | (1,013,027) | 15,448,958 | 48,644,376 | 2,674,501 |
| Realised loss (gain) on foreign exchange rate for loans | | 51,818,050 | 33,679,281 | - | 33,679,281 |
| Amortisation of goodwill | 14 | 592,948,791 | 113,362,720 | - | - |
| Allowance for impairment of investment in subsidiary | | - | - | - | 300,000,000 |
| Allowance for impairment of goodwill | | - | 300,000,000 | - | - |
| Share of net profit in subsidiaries | | - | - | (673,506,419) | (1,277,636,995) |
| Amortisation of bond issuing cost | | 29,930,845 | 14,236,947 | 29,930,843 | 14,236,947 |
| Change in minority interests of subsidiaries | | 9,244,716 | 454,505 | - | - |
| **Net income before changes in operating assets and liabilities** | | 19,189,893,868 | 13,264,032,690 | 16,265,181,532 | 11,287,973,701 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.

| | Note | Consolidated 2001 Baht | Consolidated 2000 Baht | Company 2001 Baht | Company 2000 Baht |
|---|---|---|---|---|---|
| **Net income before changes in operating assets and liabilities** | | 19,189,893,868 | 13,264,032,690 | 16,265,181,532 | 11,287,973,701 |
| **Changes in operating assets and liabilities** | | | | | |
| Decrease in short-term investments have been pledged with bank | | - | 27,605,322 | - | - |
| (Increase) in short-term investment with maturity of more than three months | | (2,017,834) | - | - | - |
| (Increase) in trade accounts receivable | | (3,986,247,631) | (2,150,831,405) | (3,711,346,714) | (1,926,980,875) |
| (Increase) decrease in amounts due from related parties | | 3,169,176 | (3,648,183) | (31,409,097) | 2,019,182 |
| (Increase) decrease in forward and swap contracts receivable | | 212,921,728 | (220,712,133) | 145,001,969 | (205,435,829) |
| (Increase) in inventories | | (726,979,676) | (1,148,449,375) | - | - |
| (Increase) in advances to suppliers | | (2,180,078,860) | (988,651,337) | (2,180,078,860) | (988,651,337) |
| (Increase) decrease in other current assets | | (1,289,313,741) | (34,823,341) | (1,049,070,783) | 76,307,961 |
| (Increase) in other assets | | (1,214,215) | (16,246,565) | (127,067,924) | (62,704,277) |
| (Decrease) increase in trade accounts payable | | (264,985,824) | 4,248,693,251 | (612,398,994) | 3,167,266,091 |
| Increase in amounts due to related parties | | 40,063,723 | 159,160,280 | 715,255,323 | 21,294,417 |
| Increase (decrease) in forward and swap contracts payable | | 6,755,436 | (68,255,319) | - | (56,177,689) |
| Increase in concession fee payable | | 871,703,573 | 860,673,921 | 721,898,983 | 860,673,921 |
| Increase (decrease) in other current liabilities | | 1,151,205,437 | (442,421,319) | 1,827,322,246 | (327,684,977) |
| (Decrease) increase in deposits from customers | | (1,421,355,424) | 463,974,711 | (1,498,916,200) | 666,990,343 |
| **Cash flows from operating activities** | | 11,603,519,736 | 13,950,101,198 | 10,464,371,481 | 12,514,890,632 |
| **Cash flows from investing activities:** | | | | | |
| Dividend received from a subsidiary | | - | - | 279,999,952 | 349,999,940 |
| Net cash and cash equivalent received from investments in subsidiaries | 4 | 120,763,296 | - | - | - |
| Cash invested in investment in subsidiareis, net | 4 | - | - | (21,110,962,200) | - |
| Proceeds from disposals of fixed assets | | 33,817,810 | 7,071,940 | 6,525,036 | 2,137,870 |
| Purchases of property and equipment | | (4,007,424,213) | (1,675,142,418) | (3,215,249,022) | (1,548,789,127) |
| Cash invested in cost of mobile phone and pager service networks and datanet tools and equipment under concession agreements | | (25,539,039,132) | (10,063,052,515) | (24,970,291,375) | (9,754,259,151) |
| **Net cash payments to investing activities** | | (29,391,882,239) | (11,731,122,993) | (49,009,977,609) | (10,950,910,468) |

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.



ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

| | Note | Consolidated 2001 Baht | Consolidated 2000 Baht | Company 2001 Baht | Company 2000 Baht |
|---|---|---|---|---|---|
| **Cash flows from financing activities:** | | | | | |
| Proceed from short-term loans from banks | | 5,946,757,726 | 2,020,000,000 | 5,946,757,726 | 2,000,000,000 |
| Repayments of short-term loans from banks | | (2,539,960,000) | (1,950,000,000) | (2,529,960,000) | (1,950,000,000) |
| Proceed from loan from subsidiary | | - | - | 1,200,000,000 | - |
| Proceed from repayment from subsidiary of loans to subsidiary | | - | - | 20,315,518,167 | - |
| Loans to subsidiary | | - | - | (20,315,518,167) | - |
| Repayments of short-term loans from third party | | (5,175,945,682) | - | - | - |
| Repayments of loans from related parties | | (12,102,621,811) | - | - | (650,000,000) |
| Proceeds from long-term debentures | | 26,890,347,540 | 9,956,298,737 | 26,890,347,540 | 9,956,298,737 |
| Receipt from long-term loan | | 1,087,179,028 | - | - | - |
| Proceeds from long-term liabilities | | 50,367,206 | 250,000,000 | - | - |
| Repayments of long-term debentures | | (2,308,000,000) | (334,550,000) | (2,308,000,000) | (334,550,000) |
| Repayments of long-term liabilities | | - | (3,457,892,015) | - | (3,457,892,015) |
| Proceeds from capital increase | | 10,024,000,000 | - | 10,024,000,000 | - |
| Dividend payments | 21 | (1,080,000,000) | - | (1,080,000,000) | - |
| **Net cash receipts from financing activities** | | 20,792,124,007 | 6,483,856,722 | 38,143,145,266 | 5,563,856,722 |
| **Net increase (decrease) in cash and cash equivalents** | | 3,003,761,504 | 8,702,834,927 | (402,460,862) | 7,127,836,886 |
| Cash and cash equivalents, beginning balance | | 12,352,023,392 | 3,649,188,465 | 10,006,607,334 | 2,878,770,448 |
| Cash and cash equivalents, ending balance | | 15,355,784,896 | 12,352,023,392 | 9,604,146,472 | 10,006,607,334 |

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.



ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Supplemental disclosures of cash flow information

*Cash and cash equivalents*

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2001 and 2000 comprise:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Cash on hand and at banks (Note 5) | 6,535 | 1,497 | 4,289 | 817 |
| Short-term investments (Note 6) | 8,837 | 10,869 | 5,315 | 9,190 |
| Total | 15,372 | 12,366 | 9,604 | 10,007 |
| Less Short-term investment with maturity of more than three months | (16) | (14) | - | - |
| Total cash and cash equivalents | 15,356 | 12,352 | 9,604 | 10,007 |

**Interest expenses, income tax and non-cash investing activities**

Interest expenses, income tax and non-cash investing activities during the years ended 31 December 2001 and 2000 comprise:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Interest expenses | 1,474 | 570 | 1,177 | 570 |
| Income tax | 5,168 | 3,987 | 4,319 | 3,204 |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Non-cash investing activities | | | | |
| Outstanding debts arising from the addition to investments in property and equipment and assets under concession agreements | 4,994 | 2,248 | 3,493 | 2,248 |

The notes to the consolidated and company financial statements on pages 11 to 46 are an integral part of these financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public company limited and is incorporated and domiciled in Thailand. The address of its registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400

The Company is listed on the Stock Exchange of Thailand.

The principal business operations of the Company and its subsidiaries ("the Group") are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from the Telephone Organization of Thailand ("TOT"), under the agreement dated 27 March 1990, trading mobile phones, rendering repair services for mobile phones and providing mobile phones for rent.

2) The operation of a DIGITAL DISPLAY PAGING SYSTEM under a concession granted from TOT, under the agreement dated 19 December 1989, trading pagers and providing pagers for rent.

3) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT, under the agreement dated 19 September 1989, rendering services for data network communications.

4) The operation of a 1800-MHz cellular telephone system under concessions granted by The Communications Authority of Thailand ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession").

5) The operation of providing call center service.

Under the above agreements made with TOT, the Company and its subsidiaries, Advanced Paging Co., Ltd. and Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.) have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a letter dated 4 March 1997 from TOT no annual fee for the operations of pager services will be charged to Advanced Paging Co., Ltd. as from 1 March 1997 as the fee has been waived by TOT as the subsidiary reduced fees for pager service charged to its customers.

Under a joint venture agreement between Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary has issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, DIGITAL DISPLAY PAGING SYSTEM and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited, has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 2 Significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

### 2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

### 2.2 Basis of consolidation

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the financial and operating policies, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests.

A list of the Group's principal subsidiaries is set out in Note 11. The financial effect of the acquisition of subsidiaries is shown in Note 4.

### 2.3 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions is reported in the consolidated balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life, not exceeding 15 years.

The carrying amount of goodwill is reviewed annually and written down for impairment where it is considered necessary.

### 2.4 Foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange ruling on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rates of exchange ruling at that date and the unrealised gains and losses resulting from the translation are recognised in the statement of income.

### 2.5 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and interest rate swap agreements, are recorded in the financial statements on the contract date. The purpose of these instruments is to reduce risk.

## 2.5 Financial instruments (continued)

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate swap agreements protect the Group from fluctuations in floating interest rates. Any differential to be paid or received on an interest rate swap agreement is recognised as a component of interest revenue or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps or on repayment of the borrowing are charged to the income statement.

Disclosures about financial instruments to which the Group is a party are provided in Note 31.

## 2.6 Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise cash on hand, deposits held at banks, other short-term highly liquid investments, as defined in the Thai Accounting Standard no. 25 with respect to the preparation of the statement of cash flows, which is in line with the definition prescribed in the regulation relating to the financial statements issued under the Ministerial Regulation No. 7 (B.E. 2539) under the Public Company Limited Act B.E. 2535.

Cash and cash equivalents, therefore, represents cash at banks and short-term investments with original maturities of three months or less.

## 2.7 Trade receivables

Trade receivables are carried at anticipated realizable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

## 2.8 Investments

The Group classified its investments into the following categories : trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Investment in debt securities which are classified as held-to-maturity securities are carried at amortised cost.

A test for impairment is carried out when there is a factor indicating that such investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the income statement.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

## 2.9 Investments in subsidiaries

Investments in subsidiary undertakings are accounted for in the non-consolidated financial statements by the equity method of accounting. These are undertakings over which the Company has over 50% of the voting rights, and over which the Company exercises control. Provisions are recorded for impairment in value, if any.

Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' profit or loss for the year. The Company's interest in the subsidiary is carried in the balance sheet an amount that reflects its share of the net assets of the subsidiary and includes goodwill on the acquisition.

## 2.10 Inventories

Inventories comprise pager and mobile phone stocks and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

| | |
|---|---|
| Pagers | - Moving weighted average method |
| Mobile phones | - First-in, first-out (FIFO) method |
| Spare parts (pagers, mobile phones, network) | - Moving weighted average method |
| Datanet equipment | - First-in, first-out (FIFO) method |

Net realisable value is the estimated selling price in the ordinary course of business less costs of completion and selling expenses. A provision is made for obsolete, slow-moving or defective inventories when necessary.

## 2.11 Intangible assets

**Cost of mobile phone and pager networks and Datanet tools and equipment under concession agreements**

The costs of mobile phone and pager networks and Datanet tools and equipment under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system and the straight-line method over a period of 10 years not exceeding June 2003 for the analogue system. The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period.

In July 2001, the Company changed the estimated useful life of the costs of mobile phone networks under concession agreements for analogue system from a period of 10 years not exceeding year 2005 to a period of 10 years not exceeding June 2003. See note 3.

Starting January 2001, the cost of pager network under concession agreement is amortised on the straight-line method over the remaining concession period until year 2002. Previously, the cost of pager network under concession agreement is amortised on the straight-line method over the remaining concession period until year 2005. See note 3.

**Deferred charges**

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations, costs of additional supplementary equipment for the operation of pager networks other than those specified in concession agreements and which have been transferred to the concession grantor, cost of computer software, expenditures relating to the improvement project of mobile phone service network and license fees from the joint venture agreement between the subsidiary and the concession grantor. The following amortisation methods are used:

- Commitment fees of long-term loans are amortised over the period of each loan agreement.
- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Costs of additional supplementary equipment for the pager network, other than those specified in the concession agreement and that have not been transferred to the concession grantor, are amortised over a period of five years.
- Cost of computer software is amortised over a period of five years.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of concession agreement.

## 2.11 Intangible assets (continued)

### Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

## 2.12 Property and equipment

Property and equipment are recorded at cost. Property and equipment, except land, are stated in the balance sheet at historical cost less accumulated depreciation.

Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

| | Acquisition date | Years |
|---|---|---|
| Buildings and improvements | - | 5, 20 |
| Leasehold rights | - | lease period |
| Leasehold building improvements | - | 5, 10 |
| Tools and equipment | - | 5 |
| Furniture, fixtures and office equipment | before 1 January 1999 | 5, 10 |
| | 1 January 1999 onward | 5 |
| Pagers and mobile phones for rent | - | 2-5 |
| Vehicles (including vehicles under finance leases) | - | 5 |

The Group's policy is to review asset values annually and to adjust depreciation schedules to match estimated useful lives.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Estimated recoverable amount is the higher of the anticipated discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset less any costs of disposal.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating income.

## 2.13 Accounting for leases - where the Group is the lessee

Leases of property and equipment, where the Group assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payable. The interest element of the finance charge is charged to the income statement over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets, under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any penalty payment required of the lessor is recognised as an expense in the period in which the termination takes place.

## 2.14 Long-lived assets

The Group annually evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated recoverable value of such assets is separately identifiable and is less than its carrying value. In that event, a loss is recognised based on the amount by which the carrying value exceeds the higher of the net selling price of the long-lived assets or the recoverable value derived from the value of the asset in use. Value in use is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of are recorded at net selling price, which is reduced by the estimated costs of disposal.

## 2.15 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone, pager and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

## 2.16 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

## 2.17 Employee benefits

The Group operates a provident fund under a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and the relevant group companies. Current contributions to the provident fund operated for employees are charged to the statement of income as incurred.

## 2.18 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings after considering minority interests in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic company earnings per share is calculated by dividing the Company's net earnings by the weighted average number of ordinary shares in issue during the year.

## 2.19 Dividends

Dividends proposed are payable when declared by the board of directors and approved by the shareholders.

## 2.20 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desegregates business by service or product.

## 2 Significant accounting policies (continued)

### 2.21 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

### 2.22 Presentation of comparative information

The comparative figures have been amended to conform with reclassification of some certain items in the financial statements for the year ended 31 December 2001.

## 3 Change in accounting estimate

Previously, the Company amortised the cost of mobile phone networks of 900-MHz CELLULAR TELEPHONE SYSTEM under concession agreements on a straight-line basis over a period of 10 years not exceeding year 2005.

During the third quarter of 2001 the Company's management has reviewed the economic useful life of such networks and revised the remaining useful life to be the period of 10 years not exceeding June 2003. This change in useful life increased the amortisation charge for the year ended 31 December 2001 by Baht 722 million. The Company's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

Prior to year 2001, Advanced Paging Company Limited, a subsidiary, amortised the cost of pager networks under concession agreement on a straight-line basis over the period the underlying systems equipment were expected to contribute revenue and cost to the business, being until year 2005. During the first quarter of 2001 the subsidiary's management reviewed the economic useful life of such pager networks and now amortises such cost until year 2002. This change in useful life increases the amortisation charge for the year ended 31 December 2001 by Baht 164 million.

## 4 Acquisitions

On 10 September 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") from Shin Corporation Public Company Limited ("Shin") and SingTel Strategic Investments Pte Ltd. ("SingTel") of 69,993 and 30,000 shares, respectively. The 99,993 shares purchased represent 99.99% ownership in SDT, at a price of Baht 540 million (Baht 5,400 per share). The transaction occurred after SDT acquired 431 million ordinary shares in Digital Phone Company Limited ("DPC") for Baht 10,888 million from the Telekom Malaysia Group on 5 September 2001. SDT fully paid the purchase price in September 2001. On completion of these transactions SDT has 97.54% ownership in DPC. The purchase of SDT is under the condition that the Company gives financial support to SDT in respect of loan repayments to Shin and SingTel.

DPC is mobile phone service operator of GSM 1800 MHz system.

The fair value of assets and liabilities acquired on Shin Digital Company Limited were as follows:

| | Million Baht |
|---|---|
| Cash on hand and at banks | 437.47 |
| Short-term investments | 223.25 |
| Trade accounts receivable, net | 485.05 |
| Inventories, net | 34.35 |
| Other current assets | 155.55 |
| Equipment, net | 972.16 |
| Assets under concession, net | 6,636.47 |
| Intangible assets, net | 13.41 |
| Other assets | 5,499.08 |
| Trade accounts payable | (1,804.23) |
| Amounts due to and loans from related parties | (12,102.62) |
| Concession fee payable | (3,226.40) |
| Short-term borrowings | (5,124.13) |
| Long-term borrowings | (4,047.41) |
| Deposits from customers | (154.69) |
| Other liabilities | (1,503.05) |
| Minority interests | (92.15) |
| Fair value of net assets | (13,597.89) |
| Interest acquired | 99.99% |
| Fair value of net liabilities acquired | (13,597.89) |

| | Consolidated 2001 Million Baht |
|---|---|
| Purchase consideration | 539.96 |
| Fair value of net liabilities acquired | 13,597.89 |
| Positive goodwill | 14,137.85 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 **Acquisitions** (continued)

On the acquisition of SDT, total goodwill amounted to Baht 14,138 million recognised in respect of SDT and its subsidiary. Goodwill is determined from the excess of cost of acquisition over the derivable fair value of the acquired assets and liabilities as at the acquisition dates. The cost of purchase of the investment was determined by Discounted Cash Flow Analysis, and the result of analysing and assessment of financial, economic, market, and other information, which was done by an external appraiser, based on its report dated 18 July 2001. The goodwill of Baht 14,138 million recognised in the financial statements has been determined on a provisional basis as the transaction was completed in September 2001. The Company is in the process of reviewing the fair value of certain acquired assets and liabilities as at the acquisition dates, to determine the appropriate amount of goodwill and expect to complete the review within September 2002. The goodwill is amortised using the straight-line method over its estimated useful life of a maximum period of 12 years, which approximates until the end of concession period of GSM 1800 MHz mobile phone networks.

Included in the assets and liabilities of SDT on the date of acquisition of SDT (10 September 2001) was a 97.54% interest in DPC. On 17 December 2001, legal ownership of the interest in DPC was transferred from SDT to the Company for Baht 20,300 million. As this transaction represented a transaction between the Company and its wholly owned subsidiary, there is no impact on the consolidated financial statements. In the Company's separate financial statements, no goodwill arose on this transaction.

On 17 December 2001, the Company purchased ordinary shares in Digital Phone Company Limited ("DPC") from Shin Digital Company Limited ("SDT") of 1,140,944,377 shares at a price of Baht 17.79 per share. The total shares purchased represent 98.17% ownership in DPC, at a price of Baht 20,300 million. The Company fully paid the purchase price in December 2001.

On 24 December 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share). On completion of the transaction, the Company has 99.99% ownership in SDT. The Company fully paid the purchase price in December 2001. The transaction occurred after SDT issued its ordinary shares of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share) in December 2001.

5 **Cash on hand and at banks**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Cash on hand | 25.29 | 61.27 | 7.28 | 46.64 |
| Deposits held at call with banks | 6,510.24 | 1,436.03 | 4,281.33 | 769.86 |
| Total cash on hand and at banks | 6,535.53 | 1,497.30 | 4,288.61 | 816.50 |

The weighted average effective interest rates of deposits held at call with banks were between 0.37% and 1.4% (2000: 0.33% - 1.13%).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 6 Short-term investments

Short-term investments mainly represent fixed deposits, promissory notes, and investments in bills of exchange, with maturity of less than 1 year. Promissory notes and bills of exchange are classified as held-to-maturity debt securities. The investments bear interest at rates ranging from 1.25% - 2.70% per annum.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Fixed deposits (Baht) | 426.43 | 2,664.02 | 10.10 | 1,970.00 |
| Fixed deposits (USD) | 4,305.65 | 3,928.84 | 4,305.65 | 3,928.84 |
| Promissory notes from financial institutions | 1,023.44 | 2,630.00 | - | 2,040.00 |
| Investments in bills of exchange | 3,003.80 | 1,626.14 | 999.79 | 1,231.23 |
| Others | 77.26 | 20.04 | - | 20.04 |
| Total short-term investments | 8,836.58 | 10,869.04 | 5,315.54 | 9,190.11 |

Consolidated fixed deposits amounting to Baht 13.96 million (2000: Baht 14.32 million) have been pledged with a bank in respect of bank guarantees.

The Company holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

## 7 Trade accounts receivable, net

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Trade accounts receivable: | | | | |
| Third parties | 9,003.42 | 5,580.99 | 6,768.85 | 4,891.92 |
| Related parties (Note 32) | 68.39 | 102.39 | 770.84 | 239.50 |
| Total trade accounts receivable | 9,071.81 | 5,683.38 | 7,539.69 | 5,131.42 |
| Less Allowance for doubtful accounts | (1,397.59) | (238.07) | (889.70) | (195.70) |
| Total trade accounts receivable, net | 7,674.22 | 5,445.31 | 6,649.99 | 4,935.72 |

Certain debtors with settlement problems are included in the above trade accounts receivable. The Group has set up allowance against these debtors. Outstanding balances can be aged as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Up to 3 months | 7,762.15 | 5,250.90 | 6,870.81 | 4,742.38 |
| 3 - 6 months | 745.66 | 316.31 | 529.43 | 282.97 |
| 6 - 12 months | 259.84 | 61.98 | 104.37 | 61.91 |
| Over 12 months | 304.16 | 54.19 | 35.08 | 44.16 |
| | 9,071.81 | 5,683.38 | 7,539.69 | 5,131.42 |
| Allowance for doubtful accounts | (1,397.59) | (238.07) | (889.70) | (195.70) |

The directors are of the opinion that allowance for doubtful debts of the Group, in conjunction with deposits received from these customers (presented in balance sheet as deposits from customers) and bank guarantees received from dealers, are sufficient to cover exposure to the bad debt risk.

## 8 Inventories, net

| | Consolidated | |
|---|---|---|
| | 2001 Million Baht | 2000 Million Baht |
| Finished goods | 2,446.71 | 1,982.55 |
| Supplies and spare parts | 186.96 | 168.85 |
| Total inventories | 2,633.67 | 2,151.40 |
| Less Allowance for obsolete inventories and diminution in value of inventories | (395.20) | (181.03) |
| Total inventories, net | 2,238.47 | 1,970.37 |

## 9 Forward and swap contracts receivable/(payable), net

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Contracts receivable | 8,039.25 | 4,466.78 | 5,922.09 | 3,398.16 |
| Contracts payable | (8,044.42) | (4,246.07) | (5,904.15) | (3,192.72) |
| | (5.17) | 220.71 | 17.94 | 205.44 |
| Less Current portion of forward and swap contracts receivable/(payable) | 5.17 | (220.71) | (17.94) | (205.44) |
| Total long-term forward and swap contracts receivable/(payable), net | - | - | - | - |

## 10 Other current assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Other receivables | 388.32 | 337.29 | 353.39 | 335.77 |
| Prepaid expenses | 476.17 | 281.90 | 417.77 | 258.37 |
| Value added tax receivable | 1,128.90 | 159.76 | 679.29 | 142.58 |
| Interest receivable | 17.10 | 21.39 | 8.92 | 16.59 |
| Premium on forward contracts | 19.18 | 7.23 | 13.19 | 7.23 |
| Others | 224.86 | 149.06 | 49.44 | 32.81 |
| Total other current assets | 2,254.53 | 956.63 | 1,522.00 | 793.35 |

## 11 Investments in subsidiaries, net

| | Company | |
|---|---|---|
| | 2001 Million Baht | 2000 Million Baht |
| Opening net book amount | 4,453.25 | 3,825.62 |
| Share of net profit in subsidiaries, gross | 673.51 | 1,277.63 |
| Acquisitions (Note 4) | 21,110.96 | - |
| Dividend income from a subsidiary | (280.00) | (350.00) |
| Allowance for impairment of investment in subsidiary | - | (300.00) |
| Closing net book amount | 25,957.72 | 4,453.25 |

11 **Investments in subsidiaries, net** (continued)

As at 31 December 2000, the Company has provided Baht 300 million in respect of impairment in the carrying value of its investment in its subsidiary, Advanced Paging Company Limited. The Company has provided for impairment against the carrying value of its investment of Baht 1,607.26 million, before impairment, as management consider that paging services will become increasingly less attractive to subscribers and potential subscribers due to technological developments and price competition from mobile telecommunication services. Allowance for impairment has been made by comparing the carrying value of the investment, on the equity method, with the recoverable value determined from value in use, and providing for the excess of the carrying value over the value in use. Management has estimated value in use by discounting the net operating cash flows from the paging business until the end of concession period, June 2005, using a discount rate of 4%. Management consider that Baht 300 million allowance for impairment on the investment is sufficient, as the subsidiary is in the process of starting a call center business, which is expected to become profitable in the future. The Company has charged the impairment loss as an expense in the year 2000 income statement.

## 11 Investments in subsidiaries, net (continued)

| | Company – 31 December 2001 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Nature of business | Country of incorporation | Nature of relationship | Paid-up capital (Million Baht) | Investment portion (%) | Cost (Million Baht) | Accumulated share of profit/ (loss) in subsidiaries (Million Baht) | Equity (Million Baht) | Dividend (Million Bah |
| Subsidiaries | | | | | | | | | |
| Advanced Paging Co., Ltd. | Service provider of digital paging system network, trading of pagers and providing pagers for rent | Thailand | Shareholder | 350.00 | 99.99 | 1,703.36 | (288.97) | 784.39 | (280.0 |
| Advanced Wireless Marketing Co., Ltd. | Importer and distributor of cellular phones, related accessories and cellular phone rental service provider | Thailand | Shareholder | 240.00 | 99.99 | 600.00 | 4,777.17 | 5,377.17 | |
| Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.") | Service provider of voice/data communications via telephone line | Thailand | Shareholder | 457.52 | 67.95 | 420.37 | (78.90) | 341.47 | |
| Data Network Solution Co., Ltd. | Service provider of voice/data communications via telephone line | Thailand | Shareholder | 1.00 | 49.00 | 8.00 | 7.25 | 15.25 | |
| Shin Digital Co., Ltd. | Investment company | Thailand | Shareholder | 272.00 | 99.99 | 810.96 | (807.79) | 3.17 | |
| Digital Phone Co., Ltd. | Service provider of digital mobile phone system in 1800 MHZ | Thailand | Shareholder | 11,622.00 | 98.17 | 20,300.00 | (563.73) | 19,736.27 | |
| | | | | | | 23,842.69 | 3,045.03 | 26,257.72 | (280.( |
| | Less Allowance for impairment of investment in subsidiary | | | | | - | - | (300.00) | |
| | | | | | | 23,842.69 | 3,045.03 | 25,957.72 | (280.( |

## 11 Investments in subsidiaries, net (continued)

| Company – 31 December 2000 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Nature of business** | **Country of incorporation** | **Nature of relationship** | **Paid-up capital (Million Baht)** | **Investment portion (%)** | **Cost (Million Baht)** | **Accumulated share of profit/ (loss) in subsidiaries (Million Baht)** | **Equity (Million Baht)** | **Dividend (Million Bal** |
| <u>Subsidiaries</u> | | | | | | | | | |
| Advanced Paging Co., Ltd. | Service provider of Digital paging system network, trading of pagers and providing pagers for rent | Thailand | Shareholder | 350.00 | 99.99 | 1,703.36 | 253.90 | 1,607.26 | (350.0 |
| Advanced Wireless Marketing Co., Ltd. | Importer and distributor of cellular phones, related accessories and cellular phone rental service provider | Thailand | Shareholder | 240.00 | 99.99 | 600.00 | 2,152.29 | 2,752.29 | |
| Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.") | Service provider of voice/data communications via telephone line | Thailand | Shareholder | 457.52 | 67.95 | 420.37 | (40.38) | 379.99 | |
| Data Network Solution Co., Ltd. | Service provider of voice/data communications via telephone line | Thailand | Shareholder | 1.00 | 49.00 | 8.00 | 5.71 | 13.71 | |
| | | | | | | 2,731.73 | 2,371.52 | 4,753.25 | (350.( |
| | <u>Less</u> Allowance for impairment of investment in subsidiary | | | | | - | - | (300.00) | |
| | | | | | | 2,731.73 | 2,371.52 | 4,453.25 | (350.( |

## 12 Property and equipment, net

Consolidated
2001
Million Baht

| | Land | Buildings and improvements | Leasehold rights | Leasehold building improvements | Tools and equipment | Furniture, fixtures and office equipment | Pagers and mobile phones for rent | Vehicles | Assets under construction and installation | Assets purchased under finance leases | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **At 31 December 2000** | | | | | | | | | | | |
| Cost | 8.45 | 64.75 | 51.34 | 167.79 | 3,329.98 | 883.09 | 83.75 | 70.44 | 35.42 | 4.24 | 4,699.25 |
| Less Accumulated depreciation | - | (26.76) | (39.79) | (51.70) | (1,580.54) | (567.85) | (53.11) | (35.64) | - | (3.64) | (2,359.03) |
| Allowance for obsolete fixed assets | - | - | - | - | - | (0.04) | - | - | - | - | (0.04) |
| Net book amount | 8.45 | 37.99 | 11.55 | 116.09 | 1,749.44 | 315.20 | 30.64 | 34.80 | 35.42 | 0.60 | 2,340.18 |
| **Year ended 31 December 2001** | | | | | | | | | | | |
| Opening net book amount | 8.45 | 37.99 | 11.55 | 116.09 | 1,749.44 | 315.20 | 30.64 | 34.80 | 35.42 | 0.60 | 2,340.18 |
| Additions | - | 63.00 | 0.18 | 101.52 | 2,672.48 | 140.21 | 19.13 | 24.19 | 956.54 | 9.67 | 3,986.92 |
| Additions from an acquisition of a new subsidiary (Note 4) | - | - | - | - | 124.55 | 104.04 | - | 7.28 | 736.29 | - | 972.16 |
| Transfers | - | 11.35 | - | 65.04 | 6.51 | 0.33 | - | - | (83.23) | - | - |
| Disposals, net | (5.05) | (10.81) | (2.55) | (0.03) | (0.97) | (9.70) | (4.17) | (4.10) | - | (0.01) | (37.39) |
| Depreciation charge | - | (7.50) | (3.19) | (46.02) | (809.27) | (129.69) | (18.48) | (13.66) | - | (0.92) | (1,028.73) |
| Allowance for obsolete fixed assets | - | - | - | - | - | (0.02) | - | - | - | - | (0.02) |
| Closing net book amount | 3.40 | 94.03 | 5.99 | 236.60 | 3,742.74 | 420.37 | 27.12 | 48.51 | 1,645.02 | 9.34 | 6,233.12 |
| **At 31 December 2001** | | | | | | | | | | | |
| Cost | 3.40 | 119.57 | 21.43 | 334.32 | 6,178.84 | 1,116.10 | 75.13 | 101.80 | 1,645.02 | 9.67 | 9,605.28 |
| Less Accumulated depreciation | - | (25.54) | (15.44) | (97.72) | (2,436.10) | (695.67) | (48.01) | (53.29) | - | (0.33) | (3,372.10) |
| Allowance for obsolete fixed assets | - | - | - | - | - | (0.06) | - | - | - | - | (0.06) |
| Net book amount | 3.40 | 94.03 | 5.99 | 236.60 | 3,742.74 | 420.37 | 27.12 | 48.51 | 1,645.02 | 9.34 | 6,233.12 |

## 12 Property and equipment, net (continued)

| | Company<br>2001<br>*Million Baht* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Buildings and improvements** | **Leasehold building improvements** | **Tools and equipment** | **Furniture, fixtures and office equipment** | **Vehicles** | **Assets under construction and installation** | **Assets purchased under finance leases** | Total |
| **At 31 December 2000** | | | | | | | | |
| Cost | 24.94 | 161.65 | 3,223.64 | 511.54 | 58.07 | 30.95 | 4.24 | 4,015.03 |
| Less Accumulated depreciation | (5.49) | (50.71) | (1,519.57) | (309.02) | (29.73) | - | (3.64) | (1,918.16) |
| Net book amount | 19.45 | 110.94 | 1,704.07 | 202.52 | 28.34 | 30.95 | 0.60 | 2,096.87 |
| **Year ended 31 December 2001** | | | | | | | | |
| Opening net book amount | 19.45 | 110.94 | 1,704.07 | 202.52 | 28.34 | 30.95 | 0.60 | 2,096.87 |
| Additions | 61.20 | 98.92 | 2,659.55 | 102.08 | 22.48 | 247.87 | 9.67 | 3,201.77 |
| Transfers | 11.35 | 65.04 | 6.51 | 0.33 | - | (83.23) | - | - |
| Disposals, net | - | - | (0.97) | (1.10) | (3.85) | - | (0.01) | (5.93) |
| *Depreciation charge* | (5.82) | (44.51) | (781.48) | (79.95) | (10.31) | - | (0.92) | (922.99) |
| Closing net book amount | 86.18 | 230.39 | 3,587.68 | 223.88 | 36.66 | 195.59 | 9.34 | 4,369.72 |
| **At 31 December 2001** | | | | | | | | |
| Cost | 97.49 | 325.61 | 5,885.60 | 606.19 | 73.70 | 195.59 | 9.67 | 7,193.85 |
| Less Accumulated depreciation | (11.31) | (95.22) | (2,297.92) | (382.31) | (37.04) | - | (0.33) | (2,824.13) |
| Net book amount | 86.18 | 230.39 | 3,587.68 | 223.88 | 36.66 | 195.59 | 9.34 | 4,369.72 |

13 *Cost of mobile phone and pager service networks and Datanet tools and equipment under concession agreements, net*

| | Consolidated | | | |
|---|---|---|---|---|
| | Million Baht | | | |
| | Cost of mobile phone networks | Cost of pager service networks | Cost of Datanet tools and equipment | Total |
| **At 31 December 2000** | | | | |
| Cost | 48,840.58 | 1,326.25 | 1,044.82 | 51,211.65 |
| Less Accumulated amortisation | (16,039.67) | (686.12) | (487.87) | (17,213.66) |
| Allowance for asset impairment | - | (50.84) | - | (50.84) |
| Net book amount | 32.800.91 | 589.29 | 556.95 | 33.947.15 |
| ***Year ended 31 December 2001*** | | | | |
| Opening net book amount | 32,800.91 | 589.29 | 556.95 | 33,947.15 |
| Additions | 26,907.43 | - | 158.39 | 27,065.82 |
| Additions from an acquisition of a new subsidiary (Note 4) | 6,636.47 | - | - | 6,636.47 |
| Write-offs | - | - | (8.16) | (8.16) |
| Amortisation charge | (6,660.77) | (294.67) | (87.09) | (7,042.53) |
| Allowance for assets impairment | (3,970.00) | (294.62) | - | (4,264.62) |
| Closing net book amount | 55,714.04 | - | 620.09 | 56,334.13 |
| **At 31 December 2001** | | | | |
| Cost | 83,587.43 | 1,326.21 | 1,195.08 | 86,108.72 |
| Less Accumulated amortisation | (23,903.39) | (980.75) | (574.99) | (25,459.13) |
| Allowance for asset impairment | (3,970.00) | (345.46) | - | (4,315.46) |
| Net book amount | 55,714.04 | - | 620.09 | 56,334.13 |

As at 31 December 2001, the Company has provided Baht 3,970 million in respect of impairment in the carrying value of its cost of analogue mobile phone networks of 900-MHz CELLULAR TELEPHONE SYSTEM under concession agreement. The Company has provided for impairment against the carrying value of the cost of the analogue networks, as management consider that the analogue mobile phone service will become increasingly less attractive to subscribers and potential subscribers due to technological developments and price competition from mobile telecommunication services. Allowance for impairment has been made by comparing the carrying value of the cost of networks, with the recoverable value determined from value in use, and providing for the excess of the carrying value over the value in use. Management has estimated value in use by discounting the net operating cash flows from the mobile phone service business under 900-MHz CELLULAR TELEPHONE SYSTEM, using a discount rate of 6%. Management consider that Baht 3,970 million allowance for impairment on the cost of networks is sufficient. The impairment is based on consideration of the remaining useful life after the adjustment of change in estimated useful life of the cost of 900-MHz CELLULAR TELEPHONE SYSTEM mentioned in note 3. The Company has charged the impairment loss as an expense in the income statement.

## 13 Cost of mobile phone and pager service networks and Datanet tools and equipment under concession agreements, net (continued)

As at 31 December 2001, the subsidiary, Advanced Paging Company Limited, has provided Baht 294.62 million in respect of impairment in the carrying value of cost of pager networks under concession. This is in addition to the impairment loss of Baht 39.23 million provided as of 31 December 2000. Management consider that paging services will become increasingly less attractive to subscribers and potential subscribers due to technological developments and price competition from mobile telecommunication services. Allowance for impairment has been made by comparing the carrying value of the pager network concession assets with the recoverable value determined from value in use, and providing for the excess of the carrying value over the value in use. Management have estimated value in use by discounting net operating cash flows from the paging business until the end of concession period, June 2005, using a discount rate of 4%.

| | Company<br>Million Baht<br>Cost of mobile phone networks |
|---|---|
| **At 31 December 2000** | |
| Cost | 48,840.58 |
| Less Accumulated amortisation | (16,039.67) |
| Net book amount | 32,800.91 |
| | |
| **Year ended 31 December 2001** | |
| Opening net book amount | 32,800.91 |
| Additions | 26,227.82 |
| Amortisation charge | (6,348.34) |
| Allowance for assets impairment | (3,970.00) |
| Closing net book amount | 48,710.39 |
| | |
| **At 31 December 2001** | |
| Cost | 75,068.40 |
| Less Accumulated amortisation | (22,388.01) |
| Allowance for assets impairment | (3,970.00) |
| Net book amount | 48,710.39 |

## 14 Goodwill, net

| | Consolidated Million Baht |
|---|---|
| **At 31 December 2000** | |
| Cost | 1,162.17 |
| Less Accumulated amortisation | (463.28) |
| Allowance for impairment of investment in subsidiary (Note 11) | (300.00) |
| Net book amount | 398.89 |
| ***Year ended 31 December 2001*** | |
| Opening net book amount | 398.89 |
| Additions from an acquisition of a new subsidiary (Note 4) | 14,137.85 |
| Amortisation charge | (592.95) |
| Closing net book amount | 13,943.79 |
| **At 31 December 2001** | |
| Cost | 15,479.29 |
| Less Accumulated amortisation | (1,235.50) |
| Allowance for impairment of investment in subsidiary (Note 11) | (300.00) |
| Net book amount | 13,943.79 |

## 15 Other assets, net

| | Consolidated Million Baht | | |
|---|---|---|---|
| | Deferred charges | Concession rights and others | Total |
| **At 31 December 2000** | | | |
| Cost | 516.16 | 131.35 | 647.51 |
| Less Accumulated amortisation | (151.21) | - | (151.21) |
| Net book amount | 364.95 | 131.35 | 496.30 |
| **Year ended 31 December 2001** | | | |
| Opening net book amount | 364.95 | 131.35 | 496.30 |
| Additions | 89.11 | 76.59 | 165.70 |
| Additions from an acquisition of a new subsidiary (Note 4) | 13.41 | 5,499.08 | 5,512.49 |
| Write-offs | (0.29) | - | (0.29) |
| Amortisation charge | (62.95) | (151.60) | (214.55) |
| Closing net book amount | 404.23 | 5,555.42 | 5,959.65 |
| **At 31 December 2001** | | | |
| Cost | 624.96 | 7,223.10 | 7,848.06 |
| Less Accumulated amortisation | (220.73) | (1,667.68) | (1,888.41) |
| Net book amount | 404.23 | 5,555.42 | 5,959.65 |

## 15 Other assets, net (continued)

| | Company Million Baht | | |
|---|---|---|---|
| | Deferred charges | Others | Total |
| **At 31 December 2000** | | | |
| Cost | 326.69 | 124.54 | 451.23 |
| Less Accumulated amortisation | (86.20) | - | (86.20) |
| Net book amount | 240.49 | 124.54 | 365.03 |
| **Year ended 31 December 2001** | | | |
| Opening net book amount | 240.49 | 124.54 | 365.03 |
| Additions | 89.30 | 37.77 | 127.07 |
| Write-offs | (0.29) | - | (0.29) |
| Amortisation charge | (33.52) | - | (33.52) |
| Closing net book amount | 295.98 | 162.31 | 458.29 |
| **At 31 December 2001** | | | |
| Cost | 415.70 | 162.31 | 578.01 |
| Less Accumulated amortisation | (119.72) | - | (119.72) |
| Net book amount | 295.98 | 162.31 | 458.29 |

## 16 Trade accounts payable

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Trade accounts payable | | | | |
| Third parties | 10,640.19 | 7,629.08 | 6,520.35 | 5,909.08 |
| Related parties (Note 32) | 61.19 | 28.62 | 37.31 | 25.49 |
| Total trade accounts payable | 10,701.38 | 7,657.70 | 6,557.66 | 5,934.57 |

## 17 Borrowings

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| **Current** | | | | |
| Short-term loans from financial institutions | 5,456.76 | 2,049.96 | 5,446.76 | 2,029.96 |
| Current portion of long-term borrowings | 818.68 | - | - | - |
| Current portion of long-term debentures | 6,346.12 | 2,301.27 | 6,346.12 | 2,301.27 |
| Current portion of finance lease liabilities | 101.08 | 0.78 | 1.48 | 0.78 |
| Total short-term borrowings | 12,722.64 | 4,352.01 | 11,794.36 | 4,332.01 |
| **Non-current** | | | | |
| Long-term borrowings | 4,462.11 | 250.00 | - | - |
| Long-term debentures | 29,402.14 | 8,834.72 | 29,402.14 | 8,834.72 |
| Finance lease liabilities | 53.87 | - | 7.87 | - |
| Total long-term borrowings | 33,918.12 | 9,084.72 | 29,410.01 | 8,834.72 |
| Total borrowings | 46,640.76 | 13,436.73 | 41,204.37 | 13,166.73 |

The movements in the above borrowings can be analysed as follows:

| | Consolidated Million Baht | Company Million Baht |
|---|---|---|
| **For the year ended 31 December 2001** | | |
| Opening net book amount | 13,436.73 | 13,166.73 |
| Additions | 34,041.81 | 32,876.71 |
| Acquisitions (Note 4) | 9,171.54 | - |
| Repayments | (10,065.23) | (4,839.07) |
| Loss on exchange rate | 55.91 | - |
| Closing net book amount | 46,640.76 | 41,204.37 |

**Short-term loans from financial institutions**

As at 31 December 2001, short-term loans from financial institutions represent promissory notes and bills of exchange. The loans are unsecured.

**Long-term borrowings**

As at 31 December 2000, a subsidiary, Advanced Datanetwork Communications Company Limited, utilised Baht 250 million of its unsecured credit facilities totalling Baht 250 million from a bank. This loan is denominated in Thai Baht. This loan bears interest at BIBOR plus 2.35% per annum. The term of repayment is five equal semi-annual installments in the years 2002 to 2004. The subsidiary is required to comply with certain terms and conditions as specified in the loan agreement.

As at 31 December 2001, a subsidiary, Digital Phone Company Limited, has a syndicated US Dollars loan of 30 million bearing interest at LIBOR plus a margin as agreed by the subsidiary and banks and Baht loans of Baht 3,700 million bearing interest at MLR less a margin as agreed by the subsidiary and the banks. First settlement will be due in December 2002. The loans are not secured. According to the syndicated loan agreement, dividend payments cannot be made unless the ratio of the subsidiary's total debt to its annualized earnings before interest, taxes, depreciation and amortisation is less than 2.5. The subsidiary's finance lease liabilities of Baht 145.60 million are collateralized by the underlying leased assets.

**Long-term debentures**

On 20 March 2000 the Company issued 8 million units of Baht 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 8,000 million. Such debentures bear interest at a fixed rate of 6.50% per annum throughout the terms of the debentures, payable on a semi-annual basis commencing from the issuing date. The debentures will be redeemed by 4 equal installments, commencing the eighteenth month after the issuing date until 20 March 2003.

On 31 March 2000 the Company issued 2 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 2,000 million. Such debentures bear interest at a fixed rate of 6.25% per annum throughout the terms of the debentures, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 31 March 2003.

On 23 March 2001, the Company issued 12 million units of Bath 1,000 each of unsubordinated, unsecured and amortised debentures, amounting to Baht 12,000 million. Such debentures bear interest at a fixed rate of 5.30% per annum throughout the debenture term, payable on a semi-annual basis commencing from the issue date. The debentures will be redeemed in 8 equal installments, commencing in the eighteenth month after the issuing date until 23 March 2006.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

**Long-term debentures** (continued)

On 28 November 2001, the Company issued 15 million additional units of Bath 1,000 each of unsubordinated, unsecured debentures, amounting to Baht 15,000 million. Baht 5,000 million debentures bear interest at a fixed rate of 4.70% per annum throughout the debenture term, payable on a semi-annual basis commencing from the issue date. The debentures will be entirely redeemed on 28 November 2004. The remaining Baht 10,000 million debentures bear interest at a fixed rate of 5.85% per annum throughout the debenture term, payable on a quarterly basis commencing from the issue date. The debentures will be entirely redeemed on 28 November 2006.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The interest rate exposure of the borrowings, before taking into account of interest rate swaps, of the Group and the Company was as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Total borrowings: | | | | |
| - at fixed rates | 41,359.97 | 13,166.73 | 41,204.37 | 13,166.73 |
| - at floating rates | 5,280.79 | 270.00 | - | - |
| | 46,640.76 | 13,436.73 | 41,204.37 | 13,166.73 |
| Weighted average interest rates: | | | | |
| - short-term loan from financial institutions | 3.31 % | 4.41 % | 3.30 % | 4.40 % |
| - long-term borrowings | 5.97 % | 5.03 % | - | - |
| - long-term debentures | 5.69 % | 6.64 % | 5.69 % | 6.64 % |
| - finance lease liabilities | 11.62% | 20.81 % | 9.63 % | 20.81 % |

Maturity of long-term borrowings and finance lease liabilities as at 31 December 2001 is as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | Borrowings Million Baht | Finance lease Million Baht | Borrowings Million Baht | Finance lease Million Baht |
| 2003 | 8,503.40 | 45.16 | 6,966.03 | 1.62 |
| 2004 | 9,458.22 | 4.19 | 7,970.84 | 1.73 |
| 2005 | 4,417.70 | 1.76 | 2,980.34 | 1.76 |
| 2006 | 11,484.93 | 2.76 | 11,484.93 | 2.76 |
| | 33,864.25 | 53.87 | 29,402.14 | 7.87 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 18 Other current liabilities

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Income tax payable | 3,267.08 | 2,244.27 | 2,472.37 | 1,792.16 |
| Unearned income | 821.66 | 239.99 | 1,045.86 | 303.71 |
| Accrued bonus | 353.82 | 313.43 | 269.67 | 226.93 |
| Accrued interest expense | 599.98 | 238.12 | 389.16 | 236.48 |
| Forward/swap contracts discount | 70.03 | 160.82 | 68.44 | 149.99 |
| Other payables | 279.86 | 96.66 | 96.74 | 81.08 |
| Others | 731.25 | 599.55 | 321.36 | 371.42 |
| Total other current liabilities | 6,123.68 | 3,892.84 | 4,663.60 | 3,161.77 |

## 19 Concession fee payable

Concession fees payable comprise revenue sharing fees and fees payable by Digital Phone Company Limited, a subsidiary, in respect of its acquisition of concession rights from the previous concession owner. As at 31 December 2001, the subsidiary has a concession fee payable to Total Access Communications Public Company Limited relating to its concession rights of Baht 2,772 million. Under the terms of the agreement, the exchange rate used for settlement is capped at Baht 38.57 per US dollar. The concession fee payable is collateralised by the concession rights, included in other assets (note 15) of Baht 5,325 million as at 31 December 2001. In the event of non-payment, Total Access Communications Public Company Limited is entitled to discontinue use of the facilities and equipment of the Total Assess Communications network and to terminate the assignment agreement. The interest rate exposure on the concession fee payable is at a fixed rate of 9.50% per annum.

## 20 Deposits from customers

14

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Deposits from customers | | | | |
| Related parties (Note 32) | 63.29 | 87.80 | 612.44 | 761.90 |
| Third parties | 2,584.72 | 3,826.78 | 2,427.44 | 3,776.90 |
| Total deposits from customers | 2,648.01 | 3,914.58 | 3,039.88 | 4,538.80 |

## 21 Share capital and premium

| | Number of shares Million | Share capital Million Baht | Share premium Million Baht | Total Million Baht |
|---|---|---|---|---|
| 31 December 2000 | 270.00 | 2,700.00 | 10,215.00 | 12,915.00 |
| Issue of shares on 24 September 2001 | 23.50 | 235.00 | 9,789.00 | 10,024.00 |
| | 293.50 | 2,935.00 | 20,004.00 | 22,939.00 |
| Par value alteration on 2 October 2001 | 2,935.00 | 2,935.00 | 20,004.00 | 22,939.00 |
| 31 December 2001 | 2,935.00 | 2,935.00 | 20,004.00 | 22,939.00 |

At the annual ordinary shareholders' meeting on 27 April 2001, the shareholders approved to declare a dividend for 270 million shares of Baht 4 each, totaling Baht 1,080 million. The dividend was paid to the shareholders on 25 May 2001.

21 **Share capital and premium** (continued)

At the extraordinary meeting of the Company's shareholders held on 20 August 2001, the shareholders passed a resolution to approve the issuance of 23.5 million ordinary shares to sell specifically to Shin Corporation Public Company Limited and SingTel Strategic Investments Pte Ltd of 17.0 million and 6.5 million shares, at Baht 413 and Baht 462 per share, respectively, being a total amount of Baht 10,024 million. The share price was determined from the average closing price of the main board and the foreign board for 90 days retroactively. The issue of the new shares was registered with the Ministry of Commerce on 24 September 2001. The shares were fully paid-up in September 2001.

At the extraordinary meeting of the Company's shareholders held on 20 August 2001, the shareholders passed a resolution to approve the alteration of par value of the Company's ordinary shares from Baht 10 per share to Baht 1 per share. The alteration was registered with the Ministry of Commerce on 2 October 2001. The number of authorized shares and shares in issue has, therefore, changed from 500 million to 5,000 million shares, and 293.5 million to 2,935 million shares, respectively.

On 19 December 2001, the Extraordinary General Meeting of Shareholders approved the issuance and offer of warrants to directors, employees and advisors (ESOP) of the Company.

Regarding to the ESOP program, the total number of warrants to be issued and offered during the 5-year period is approximately 51.4 million units, or about 51.4 million ordinary shares (at par value of Baht 1 each), or approximately 1.75% of total paid-up capital (before dilution), are to be reserved for the exercise of rights pursuant to the warrants. Each annual issuance and offer is subject to approval by the Shareholders Meeting.

For the first year of the program, the Shareholders Meeting resolved to approve the issuance and offer of 14 million and also resolved to approve the allocation of 14 million ordinary shares, at par value Baht 1 each, or equivalent to 0.48% of the Company's total paid up capital (before dilution), to be reserved for the exercise of warrants. The date of issue and offer the warrants, pursuant to this first year of ESOP program, will be determined by the Company's executive committee. As of 31 December 2001, warrants have not been issued, therefore, no charge has been made in these financial statements for this ESOP program.

22 **Legal reserve**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Beginning balance | 500.00 | 500.00 | 500.00 | 500.00 |
| Appropriation during the year | - | - | - | - |
| Ending balance | 500.00 | 500.00 | 500.00 | 500.00 |

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reached 10% of the authorised share capital. This reserve is not available for dividend distribution.

23 **Minority interests**

| | Consolidated | |
|---|---|---|
| | 2001 Million Baht | 2000 Million Baht |
| Beginning balance | 159.41 | 158.96 |
| Additions: | | |
| Acquisition of investment in subsidiaries | 124.86 | - |
| Share of net profit (loss) in subsidiaries to minority interest | (23.46) | 0.45 |
| Ending balance | 260.81 | 159.41 |

## 24 Compensation income

Following the introduction of Value Added Tax ("VAT") in 1992, the Thai cabinet of ministers required on 7 January 1992 all state enterprises, including the telecommunication operators, to absorb Value Added Tax on service charges to their customers. Accordingly the Telephone Organization of Thailand (the "TOT") requested the Company on 16 January 1992 to absorb such VAT during the years 1992 to 1997. However, certain operators, operating under concession agreements from the TOT, made legal claims requesting TOT to compensate those operators for the VAT absorbed.

In 1998 TOT was ordered, in arbitration, to compensate an operator for the VAT on service charges absorbed by that operator and such compensation was realized as part of the Company's revenue which was subject to the revenue sharing fees paid to TOT. Following this award at arbitration, in 1999 the Company requested the TOT to compensate the Company on a similar basis for VAT absorbed by the Company for the period 1992 to 1997. On 4 May 2000, the Company received a notification of compensation of VAT from the TOT of Baht 953 million and related interest income of Baht 79 million. The Company received full cash settlement of Baht 1,032 million, net of revenue sharing fees, from the TOT on 8 May 2000. The Company has not recorded a receivable or recognised any revenues in respect of this compensation in the periods ending on or before 31 March 2000 as collections was considered to be remote.

## 25 Other operating income

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Interest income | 389.09 | 380.86 | 567.10 | 334.47 |
| Amortization of forward contracts Discount | 392.88 | 133.24 | 325.49 | 124.65 |
| Bad debt recovery | 198.03 | 131.27 | 138.06 | 88.14 |
| Marketing support | 317.36 | 142.20 | - | - |
| Gains on disposals of property and equipment | - | 9.12 | 1.89 | 11.30 |
| Others | 183.43 | 182.10 | 159.19 | 168.30 |
| Total other operating income | 1,480.79 | 978.79 | 1,191.73 | 726.86 |

## 26 Directors' remuneration

During the year ended 31 December 2001 the remuneration of the directors amounted to Baht 2.78 million (2000 : Baht 1.66 million), which did not exceed amounts which had been approved by the annual general meetings of the shareholders of the Company and its subsidiaries. Directors' remuneration represents meeting fees and gratuities.

## 27 Operating income

The following expenditures, classified by nature, have been charged in arriving at operating income:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Depreciation on property and equipment (Note 12) | 1,028.73 | 676.20 | 922.99 | 596.30 |
| Amortisation of intangible assets: | | | | |
| - Cost of mobile phone and pager service networks and Datanet tools and equipment under concession agreements (Note 13) | 7,042.53 | 4,386.99 | 6,348.34 | 4,183.25 |
| - Positive goodwill (included in "Selling and administrative expenses") | 592.95 | 113.36 | - | - |
| - Deferred charges (included in "Selling and administrative expenses") | 62.94 | 90.34 | 33.52 | 48.44 |
| Impairment loss on assets (Note 11/13) | 4,264.62 | 339.23 | 3,970.00 | - |
| Impairment loss for investment in subsidiary (Note 11) | - | - | - | 300.00 |
| Staff costs | 1,675.54 | 1,313.72 | 1,128.74 | 897.90 |
| Number of staff | 5,179 | 4,393 | 2,674 | 2,039 |

## 28 Income tax

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| Income before tax | 10,066.30 | 10,882.49 | 8,850.19 | 10,167.98 |
| Less Share of net profit in subsidiaries | - | - | (673.51) | (1,277.64) |
| Add Impairment loss for investment in subsidiary | - | - | - | 300.00 |
| Operating income | 10,066.30 | 10,882.49 | 8,176.68 | 9,190.34 |
| Tax calculated at a tax rate of 30% | 3,019.89 | 3,264.75 | 2,453.00 | 2,757.10 |
| Expenses not deductible for tax purposes | 3,218.55 | 1,018.33 | 2,545.87 | 811.93 |
| Income tax | 6,238.44 | 4,283.08 | 4,998.87 | 3,569.03 |

## 29 Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Net income attributable to shareholders (Million Baht) | 3,851.32 | 6,598.95 | 3,851.32 | 6,598.95 |
| Weighted average number of ordinary shares in issue (Million shares) | 2,773 | 2,700 | 2,773 | 2,700 |
| Basic earnings per share (Baht) | 1.39 | 2.44 | 1.39 | 2.44 |

For comparison purposes, the Company has recalculated earnings per share for the year ended 31 December 2000 by considering the weighted average number of ordinary shares which had changed in par value and in the number of shares in accordance with the amendment to par values and numbers of shares as mentioned in note 21.

## 30 Provident fund

The Company has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and subsequently amended the provident fund's name on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries, to be matched by the Company. The Company appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

## 31 Financial instruments

The principal financial risks faced by the Group are interest rate risk and currency exchange risk. The Group borrows at both fixed and floating rates of interest to finance its operations. Purchases are mainly made in foreign currencies.

The Group, in terms of the approved policy limit of Shin Corporation Public Company Limited, enters into various types of foreign exchange contracts to hedge transaction risk both for short-term and long-term currency exposures. Short-term foreign currency exposures relate to trade imports, short-term foreign borrowings and interest flows on long-term borrowings. Long-term foreign currency exposure relates to long-term foreign borrowings. The currency exchange risks of the Group occurs in various currency combinations, but mostly in United States Dollars, because the Group involves in transactions in different countries.

The Group hedging policy is to hedge currency risk, mostly based on the net exposure and the structure of the revenues. The Group focuses more on hedging when the revenues are received in local currency whereas it will do less when the revenues are received in foreign currency as such income can reduce risks from the foreign currency obligations. The management regularly analyses interest rate and currency exposures and re-evaluates forex management strategies. Trading for speculative purposes is prohibited.

**Objectives and significant terms and conditions**

To manage the risks arising from fluctuations in currency exchange and interest rates, the Group makes use of the following derivative financial instruments:

**Interest rate swaps**

The Group has entered into interest rate swap contracts that entitle it to obtain interest at fixed rates on notional principal amounts and under which it is obliged to pay interest at floating rates plus margins on the same amounts. The floating rates are calculated by reference to the average of interest rates on 6-month on the THBFIX page of Reuters.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts at 31 December were:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| Later than 1 year and not later than 5 years | 3,000 | - | 3,000 | - |
| | 3,000 | - | 3,000 | - |

To better manage interest rate risk, the Company terminated all interest rate swap contracts in January 2002 for the notional principal amounts of Baht 3,000 million.

**Forward foreign exchange contracts**

Forward foreign exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates on specific transactions.

At 31 December 2001 the settlement dates on open forward contracts ranged between 6 days and 278 days (2000 : 3 days and 12 months). The amounts to be paid and received and contractual exchange rates of the outstanding contracts were:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| The amounts to be paid | | | | |
| USD 5.26 million (Yen 105.90 - Yen 106.52/US$) | - | 217.70 | - | 217.70 |
| | - | 217.70 | - | 217.70 |
| The amounts to be received | | | | |
| USD 134.05 million (Baht 35.68 - Baht 44.95/US$) | - | - | 5,904.15 | - |
| USD 174.47 million (Baht 35.68 - Baht 45.45/US$) | 7,712.97 | - | - | - |
| US$ 68.27 million (Baht 35.57 - Baht 43.05/US$) | - | - | - | 2,718.20 |
| US$ 90.87 million (Baht 35.57 - Baht 43.595/US$) | - | 3,685.93 | - | - |
| JPY 640.88 million (Baht 0.3779 - Baht 0.3866/JPY) | - | 245.77 | - | 245.77 |
| EUR 8.02 million (Baht 38.77 - Baht 38.96/EUR) | 310.99 | - | - | - |
| EUR 2.09 million (Baht 37.01 - Baht 37.35/EUR) | - | 77.55 | - | - |
| FRF 1.45 million (Baht 5.54/FRF) | - | 8.06 | - | - |
| SGD 0.84 million (Baht 23.91 - Baht 24.775/SGD) | 20.46 | - | - | - |
| | 8,044.42 | 4,017.31 | 5,904.15 | 2,963.97 |

31 **Financial instruments** (continued)

**Credit risk**

The management are of the opinion that the Company and the Group have no significant concentration of credit risk. Cash and short-term investments are placed with substantial financial institutions.

**Fair values**

The carrying amounts of cash and cash equivalents, short-term investment, receivables, accounts payable and short-term borrowings approximate their fair value due to short maturities of these instruments.

The net fair values of the derivative financial instruments at 31 December 2001 are:

| | Consolidated Million Baht | Company Million Baht |
|---|---|---|
| Favourable forward foreign exchange contracts | 89.95 | 80.12 |
| Unfavourable forward foreign exchange contracts | (49.18) | (28.06) |
| Net | 40.77 | 52.06 |

The fair values of interest rate swap contracts, forward foreign exchange contracts have been calculated using a quoted market price rate to terminate the contracts at the balance sheet date.

Fair values of traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date. Fair values for non-traded debentures are based on discounted cash flows using a discounted rate based upon the borrowing rate which the directors expect would be available to the Group and the Company at the balance sheet date.

The carrying amounts and fair values of long term debentures are as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | Carrying amonts Million Baht | Fair values Million Baht | Carrying amonts Million Baht | Fair values Million Baht |
| Long-term debentures | 35,748.26 | 36,765.89 | 35,748.26 | 36,765.89 |

The fair values of long-term borrowings (excluding obligations under finance leases) approximate their carrying amounts as at 31 December 2001.

## 32 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.06 % of the share capital of the Company. Singapore Strategic Investments Pte Ltd. is a shareholder holding 19.35 % of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related party to the Company.

During the year, the Group has entered into a number of transactions with related parties. The terms of such transactions are negotiated on arm lengths market value basis in the ordinary course of business and according to normal trade conditions. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

Significant related party transactions are summarised as follows:

### a) Sales of goods and services

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| **Service income** | | | | |
| Subsidiaries | - | - | 455.88 | 15.84 |
| Shin Corporation and its related parties | 512.36 | 31.27 | 421.02 | 4.49 |
| Related party of Singapore Strategic Investments Pte Ltd. | 157.84 | 157.23 | 157.84 | 157.23 |
| Total service income | 670.20 | 188.50 | 1,034.74 | 177.56 |
| **Sales of goods** | | | | |
| Related parties of Shin Corporation | - | 112.07 | - | - |
| **Sales of prepaid cards** | | | | |
| Subsidiary | - | - | 5,053.91 | 1,112.86 |
| **Interest income** | | | | |
| Subsidiary | - | 0.14 | 254.74 | - |

### b) Purchases of services

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 Million Baht | 2000 Million Baht | 2001 Million Baht | 2000 Million Baht |
| **Rental and other service expenses** | | | | |
| Subsidiaries | - | - | 1,219.30 | 63.52 |
| Shin Corporation and its related parties | 749.10 | 568.39 | 593.98 | 465.76 |
| Related party of Singapore Strategic Investments Pte Ltd. | 43.79 | 49.34 | 39.62 | 30.62 |
| Total rental and other service expenses | 792.89 | 617.73 | 1,852.90 | 559.90 |
| **Advertising expenses** | | | | |
| Subsidiaries | - | - | 227.76 | - |
| Shin Corporation and its related parties | 1,477.06 | 807.44 | 566.82 | 67.69 |
| Total advertising expenses | 1,477.06 | 807.44 | 794.58 | 67.69 |
| **Consulting and management fees** | | | | |
| Shin Corporation and its related parties | 181.72 | 97.04 | 165.91 | 97.04 |
| Total consulting and management fees | 181.72 | 97.04 | 165.91 | 97.04 |
| **Interest expenses** | | | | |
| Subsidiaries | - | - | 9.25 | 8.25 |
| Major shareholder of Shin Corporation | 22.40 | 22.28 | 22.40 | 22.28 |
| Directors of related parties | 2.05 | 1.58 | 2.05 | 1.58 |
| Shin Corporation | - | 0.55 | - | 0.55 |
| Total interest expenses | 24.45 | 24.41 | 33.70 | 32.66 |

## 32 Related party transactions (continued)

c) **Purchases of property, equipment, computer software, and cost of mobile phone network.**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| Subsidiaries | - | - | 21.48 | 5.51 |
| Shin Corporation and its related parties | 479.31 | 12.42 | 130.40 | 6.32 |
| | 479.31 | 12.42 | 151.88 | 11.83 |

d) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| **Trade accounts receivable** | | | | |
| Subsidiaries | - | - | 716.79 | 151.65 |
| Shin Corporation and its related parties | 14.63 | 16.39 | 0.29 | 1.85 |
| Related party of Singapore Strategic Investments Pte Ltd. | 53.76 | 86.00 | 53.76 | 86.00 |
| Total trade accounts receivable | 68.39 | 102.39 | 770.84 | 239.50 |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| **Amounts due from related parties** | | | | |
| Subsidiaries | - | - | 31.39 | 0.23 |
| Shin Corporation and its related parties | 1.03 | 4.20 | 0.09 | (0.15) |
| Total amounts due from related parties | 1.03 | 4.20 | 31.48 | 0.08 |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| **Trade accounts payable** | | | | |
| Subsidiaries | - | - | 9.29 | 0.84 |
| Shin Corporation and its related parties | 56.43 | 21.30 | 23.26 | 17.33 |
| Related party of Singapore Strategic Investments Pte Ltd. | 4.76 | 7.32 | 4.76 | 7.32 |
| Total trade accounts payable | 61.19 | 28.62 | 37.31 | 25.49 |

32 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| **Amounts due to and loans from related parties** | | | | |
| **Amounts due to related parties** | | | | |
| Subsidiaries | - | - | 584.02 | 17.74 |
| Shin Corporation and its related parties | 306.15 | 263.90 | 167.89 | 33.91 |
| Related party of Singapore Strategic Investments Pte Ltd. | 28.12 | 30.31 | 28.12 | 13.13 |
| Total amounts due to related parties | 334.27 | 294.21 | 780.03 | 64.78 |
| **Loans from related parties** | | | | |
| Subsidiary | - | - | 1,200.00 | - |
| Total loans from related parties | - | - | 1,200.00 | - |

Loan from a subsidiary represents promissory notes, payable on demand. The loan is unsecured, and bears interest at the rate of 2.5% per annum.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| ***Deposits from customers, net*** | | | | |
| Subsidiary | - | - | 549.15 | 674.10 |
| Shin Corporation | 63.29 | 87.80 | 63.29 | 87.80 |
| Total deposits from customers, net | 63.29 | 87.80 | 612.44 | 761.90 |
| **Long-term debentures** | | | | |
| Major shareholder of Shin Corporation | 280.00 | 270.00 | 280.00 | 270.00 |
| Directors of the Company and its related parties | 45.08 | 31.00 | 45.08 | 31.00 |
| Total long-term debentures | 325.08 | 301.00 | 325.08 | 301.00 |

## 33 Commitments

As at 31 December 2001, the Group and the Company have commitments in respect of the construction and installation of mobile phone networks, which have not been completed, and purchases of property and equipment as follows:

| | Consolidated Million | Company Million |
|---|---|---|
| **Construction and installation of mobile phone networks** | | |
| Thai Baht | 5,614.68 | 5,209.45 |
| US Dollars | 109.86 | 97.29 |
| Japanese Yen | 2,024.81 | 2,024.81 |
| Deutsche Marks | 0.19 | 0.19 |
| Australian Dollars | 0.42 | 0.42 |
| Euro | 55.52 | 39.44 |
| Pound Sterling | 0.35 | 0.35 |
| Krone Norway | 15.71 | 15.71 |
| **Property and equipment** | | |
| Thai Baht | 14.16 | 12.16 |

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 64.29 million (2000 : Baht 38.61million) on a consolidated basis and Baht 64.29 million (2000 : Baht 38.61 million) on a company basis.

The Company has entered into service agreements for the maintenance hardware and software mobile phone networks as follows:

| | Consolidated Million | Company Million |
|---|---|---|
| Thai Baht | 5.38 | 5.38 |
| US Dollars | 4.54 | 4.54 |
| Euro | 1.22 | 1.22 |

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 0.6 month to 14 years with options to renew. As at 31 December 2001 the Group is committed to pay for rental and related services in respect of the agreements as follows:

| | Consolidated Million Baht | Company Million Baht |
|---|---|---|
| Payment due - within 1 year | | |
| - Third parties | 642.04 | 477.85 |
| - Related parties | 282.75 | 270.35 |
| - within 2 to 5 years | | |
| - Third parties | 621.67 | 430.76 |
| - Related parties | 239.56 | 235.34 |
| - over 5 years | | |
| - Third parties | 5.24 | 0.01 |
| - Related parties | 278.20 | 278.20 |

The Company has entered into agreements with a subsidiary of a major shareholder under which the related company provides satellite transponder services. The Company is committed to pay for the transponder services amounting to approximately Baht 75.70 million within 1 year.

33 **Commitments** (continued)

A subsidiary has entered into a Data Broadcast via satellite agreement with TOT for a period of one year with option to renew. The subsidiary is committed to pay rental cost at Baht 35,000 per site per month for the master network and Baht 4,000 per site per month for the remote network as set out in the agreement.

The Company has entered into agreements with a related company under which the related company provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 13 million per month and plus the rate per events as prescribed in the agreements. (2000 : Baht 4 million per month).

The Company has entered into agreements with a related company under which the related company provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1 million per month.

## 34 Bank guarantees

As at 31 December 2001, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 7,454.35 million (2000 : Baht 5,507.03 million) on a consolidated basis and Baht 7,254.13 million (2000 : Baht 5,399.35 million) on a company basis.

## 35 Financial information by segment

The business operations of the Group, as reflected in the consolidated financial statements, are classified into four major segments as follows:

1) the operations of a 1800-MHz DIGITAL and 900-MHz CELLULAR TELEPHONE SYSTEM network
2) the operations of a DIGITAL DISPLAY PAGING SYSTEM network, trading pagers, providing pagers for rent, and call center service
3) trading of mobile phones, rendering repair services for mobile phones and providing mobile phones for rent
4) the operations of data network

## Financial information by segment (continued)

Financial information by business segment for the years ended 31 December are shown as follows:

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 2001 | | | | |
| | Mobile phone services Million Baht | Pager sales and services, call center service Million Baht | Mobile phone sales Million Baht | Datanet service Million Baht | Group Million Baht |
| Revenue from services and equipment rentals | 40,111.40 | 538.55 | 363.70 | 318.21 | 41,331.86 |
| Sales | - | 70.05 | 17,835.14 | 20.18 | 17,925.37 |
| Compensation income | - | - | - | - | - |
| Other operating income | 605.32 | 87.92 | 396.20 | 2.26 | 1,091.70 |
| Total revenues | 40,716.72 | 696.52 | 18,595.04 | 340.65 | 60,348.93 |
| Operating expenses | | | | | |
| Cost of sales and services and equipment rentals | (20,697.37) | (589.56) | (13,694.49) | (261.32) | (35,242.74) |
| Selling and administrative expenses | (6,921.20) | (408.82) | (2,066.45) | (89.26) | (9,485.73) |
| Impairment loss on asset | (3,970.00) | (294.62) | - | - | (4,264.62) |
| Operating income | 9,128.15 | (596.48) | 2,834.10 | (9.93) | 11,355.84 |
| Finance cost | | | | | |
| Net loss on exchange | | | | | (105.73) |
| Interest income | | | | | 389.09 |
| Interest expenses | | | | | (1,572.90) |
| Income before tax | | | | | 10,066.30 |
| Income tax | | | | | (6,238.44) |
| Income before minority interests | | | | | 3,827.86 |
| Share of net loss in subsidiaries to minority interests | | | | | 23.46 |
| Net income | | | | | 3,851.32 |
| Consolidated total assets | 105,738.30 | 288.69 | 6,649.47 | 861.93 | 113,538.39 |
| Consolidated total liabilities | 69,705.79 | 149.14 | 2,589.62 | 72.34 | 72,516.89 |
| Depreciation charge | 945.83 | 35.42 | 39.94 | 7.54 | 1,028.73 |
| Amortisation charge | 7,211.62 | 297.52 | 15.54 | 99.27 | 7,623.95 |

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | 2000 | | | | |
| | Mobile phone services Million Baht | Pager sales and services, call center service Million Baht | Mobile phone sales Million Baht | Datanet service Million Baht | Group Million Baht |
| Revenue from services and equipment rentals | 24,622.03 | 1,147.91 | 169.94 | 257.01 | 26,196.89 |
| Sales | - | 193.92 | 10,549.03 | 18.80 | 10,761.75 |
| Compensation income | 1,031.57 | - | - | - | 1,031.57 |
| Other operating income | 391.00 | 121.27 | 85.90 | (0.25) | 597.92 |
| Total revenues | 26,044.60 | 1,463.10 | 10,804.87 | 275.56 | 38,588.13 |
| Operating expenses | | | | | |
| Cost of sales and services and equipment rentals | (14,184.32) | (685.11) | (7,319.99) | (223.12) | (22,412.54) |
| Selling and administrative expenses | (3,039.26) | (544.08) | (1,739.32) | (43.28) | (5,365.94) |
| Impairment loss on assets | (300.00) | (39.23) | - | - | (339.23) |
| Operating income | 8,521.02 | 194.68 | 1,745.56 | 9.16 | 10,470.42 |
| Finance cost | | | | | |
| Net gain on exchange | | | | | 760.64 |
| Interest income | | | | | 380.86 |
| Interest expenses | | | | | (729.44) |
| Income before tax | | | | | 10,882.48 |
| Income tax | | | | | (4,283.08) |
| Income before minority interests | | | | | 6,599.40 |
| Share of net (profit) in subsidiaries to minority interests | | | | | (0.45) |
| Net income | | | | | 6,598.95 |
| Consolidated total assets | 52,453.68 | 1,249.32 | 4,551.99 | 879.75 | 59,134.74 |
| Consolidated total liabilities | 27,959.76 | 278.50 | 2,371.69 | 400.00 | 31,009.95 |
| Depreciation charge | 596.30 | 35.38 | 37.88 | 6.65 | 676.21 |
| Amortisation charge | 4,423.16 | 143.07 | (24.60) | 78.56 | 4,620.19 |

## 36 Concession conversion

Certain of the Group companies and the Company operate concessions with the Thai Government as set out in note 1. Following the agreement of the Thai Cabinet on 25 January 2000 to encourage concessionaires to participate in the concession conversion process to undertake telecom liberalisation, the State Enterprise Policy Committee (SEPC) established the Concession Conversion Subcommittee (CCSC) to undertake the concession conversion process. Following a CCSC meeting on 19 April 2000 the CCSC informed concessionaires to give formal notice of their intention of participating in the concession conversion process. Advanced Data Network Communications Co., Ltd., Advanced Paging Co., Ltd., Digital Phone Co., Ltd. and the Company gave formal notice to the CCSC during 2000 of its intention to participate in the concession conversion process. The concession conversion process is ongoing and no determination can be made at the date of these financial statements of the likely outcome and the impact of conversion on the consolidated and company financial and operating position. Moreover, the term of Concession Conversion Subcommittee has now expired.

## 37 Post balance sheet event

At the Board of Directors' meeting of the Company held on 1 February 2002, the Board approved a resolution to issue unsecured debentures for an amount not exceeding Baht 20,000 million or the equivalent amount in other currencies. The debentures are to be redeemable within a period of 10 years from the issuance dates. The Company's Board of Directors is in the process of determining the terms and conditions of the debenture issue.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED